July 12, 2013

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:

Hartman Short Term Income Properties XX, Inc.

Registration Statement on Form S-11 (File No. 333-185336)

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hartman Short Term Income Properties XX, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 11:00 a.m., Washington, D.C. time, on July 15, 2013 or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company.

In connection with this request for acceleration of effectiveness, the Company acknowledges that (1) should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please call me at 713-467-2222.

Very truly yours,

HARTMAN SHORT TERM INCOME PROPERTIES XX, INC.

/s/ Allen R. Hartman

Allen R. Hartman

Chief Executive Officer and President

Copies to:  Mr. Duc Dang, Esq.

    Mr. Michael E. Shaff, Esq.

Hartman Short Term Income Properties XX, Inc.

2909 Hillcroft, Suite 420, Houston, Texas 77057

713-467-2222   FAX 713-973-8912